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                           June 3, 2020

       Richard Wright
       Chief Executive Officer
       The Alkaline Water Company Inc.
       14646 N. Kierland Blvd., Suite 255
       Scottsdale, AZ 85254

                                                        Re: The Alkaline Water
Company Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 27, 2020
                                                            File No. 333-238741

       Dear Mr. Wright:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Virgil Hlus, Esq.